Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Natural Health Trends Corp.
Dallas, Texas
We consent to the incorporation by reference into the Registration Statement on Form S-8 of our report dated April 28, 2006 except for Note 17 as to which the date is May 5, 2006 and Note 2 as to which the date is May 29, 2006 relating to the consolidated financial statements of Natural Health Trends Corp. appearing in the Company’s Annual Report on Form 10-K. Our report contains an explanatory (emphasis) paragraph stating sales of products to members in China represent a significant portion of the Company’s net sales. Any disruption of such sales would have a negative impact upon the Company’s future operations. Further, if it were determined that import duties into China are underpaid, the Company could be required to satisfy part or all of the liability.
/s/ BDO Seidman, LLP
June 29, 2007
Dallas, Texas